DISCOUNT COUPONS CORPORATION
5584 Rio Vista Drive
Clearwater, FL 33760
(727) 324-0161

February 6, 2013

VIA EDGAR and FEDERAL EXPRESS
Matthew Crispino
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Discount Coupons Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed October 25, 2012
File No. 333-183521

Dear Mr. Matthew Crispino:

We are in receipt of your comment letter dated January 25, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Summary

Our Company, page 1

1.
Revise here and in the business discussion to clearly describe what is meant by the statement that you provide services to businesses “on a cost per acquisition basis.”

RESPONSE: On page 1 and page 21 of the registration statement, we have provided disclosure that describes what is meant by our services being performed on a cost per acquisition basis.  More specifically, Cost per acquisition basis is an online advertising pricing model, where the advertisers or business “merchant” pays for each specified action (a purchase, a form submission, or in our case a new customer) linked to the advertisement.  We contract with local and online businesses to provide a service where we promote and advertise a specific offer to potential new customers.  The offer is in the form of a voucher that a customer may then redeem with a business to obtain the product or service featured in the promoted offer.  We earn a commission each time we sell a voucher.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations

Third Quarter of 2012 Compared with the Third Quarter of 2011, page 27

2.
You report that the 34% increase in your revenues was due to an increase in coupon sales through your management agreements.  Disclose whether the increase in coupon sales is a result of an increase in the number of management agreements or an increase in coupon sales under already existing management agreements.  Also, you state in this section and in the comparison between the nine months ended September 31, 2011 and 2012 that coupon sales accounted for approximately 90% of your total revenues.  Please disclose in both sections the amount of your revenue attributable to your revenue sharing arrangements with the daily deal websites that you manage.

RESPONSE: In response to the Staff’s comment, we have disclosed that the increase in revenue from the third quarter 2011 to the same quarter in 2012 is a result of increased coupon sales due to management agreements entered into during fiscal 2012.

Liquidity and Capital Resources, page 28

3.
You state that you may require funds of up to $2 million in order to engage in strategic acquisitions of third-party daily deal websites.  Disclose whether you have entered into agreements or arrangements to acquire any daily deal websites.

RESPONSE: On page 28, we have disclosed that we have not yet entered into any agreements or arrangements to acquire any daily deal websites.

Critical Accounting Policies and Estimates, page 28

4.
We note your response to prior comment 8.  In light of your significant stock-based compensation expense, please include your stock compensation policy as a critical accounting policy.  This disclosure should include a discussion of your key assumptions.

RESPONSE: On page 29, we have included our stock compensation policy as a critical accounting policy and have included a discussion of our key assumptions.

Revenue, page 29

5.
We note your response to prior comment 7.  We further note your disclosure on page 27, that 90% of your total revenues for the nine months ended September 30, 2012 was attributable to your management agreements.  Please expand your revenue recognition policy to explain in greater detail how revenue is generated under your management agreements.  In your policy, clarify when you recognize revenue on a gross basis and a net basis.  In this regard, we note on page 20, that under the Threadbuy, Inc. and Big Deal Digital agreements, you disclose that you have the right to net revenue and under the Cloops, Inc. and Deal a Day, Inc. agreements, you disclose that you receive any and all revenue.  Refer to FASB ASC 605-45-50.

RESPONSE: On page 29, we have revised our disclosure to clarify how revenue is generated under our management agreements.

Executive Compensation

Summary Compensation Table, page 32

6.
We note your response to prior comment 10.  Please include Messrs. Martin and Winkler’s biweekly pay under the salary column and Mr. Martin’s bonus under the bonus column in the summary compensation table.  Refer to Item 402(n)(2) of Regulation S-K.  Also, please revise the table to provide compensation data for your most recently completed fiscal year.  Refer to Item 402(n) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have revised our compensation table and have included compensation data for our most recently completed fiscal year.

Certain Relationships and Related Transactions, page 33

7.
We refer to your response to prior comment 11 and note that you no longer include disclosure in this section regarding the 157,500 shares of your common stock issued during the quarter ended June 30, 2012.  Please advise why you removed the discussion of the issuance of the shares from this section.

RESPONSE: The disclosure regarding the issuance of 157,500 shares of our common stock issued during the quarter ended June 30, 2012 has been removed from this section because the transactions do not fall within Item 404 of Regulation S-K.  Pursuant to Item 404 of Regulation S-K, any transaction, which the Company was or will be a party in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year end for the last two completed fiscal years; and in which any director, executive officer, other stockholders of more than 5% of the Company’s Common Stock or any member of their immediate family had or will have a direct or indirect material interest must be reported under this section.  Here, the recipients of the 157,500 shares are not directors, officers, or more than 5% shareholders of the Company’s Common Stock.  Additionally, the recipients are not members of the immediate family of any officer or director of the Company under Item 404(a).  As a result, these transaction are not disclosed in this section.  The issuance of the 157,500 shares are included in Item 15. “Recent Sales of Unregistered Securities” of this registration statement as part of the 272,500 shares issued for services rendered in 2012.

Notes to Financial Statements

Note 8. Capital and treasury stock, page F-13

8.
Your Statement of Changes in Stockholders’ Deficit on page F-4 indicates that you had two sales of common stock and issued stock in exchange for services during the nine months ended September 30, 2012.  Please provide footnote disclosure to explain each of these issuances.

RESPONSE: In response to the Staff’s comment, we have provided a footnote to our financials that explain each of these issuances.

Exhibit 23.1

9.
We note that the consent of your independent registered public accounting firm is dated January 4, 2012.  This date appears to be an error.  Please have your accountant revise accordingly.

RESPONSE: In response to the Staff’s comment, our accountant has revised the consent accordingly.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

/s/ Pat Martin
Pat Martin
Chief Executive Officer